1900 K Street, N.W. Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

August 8, 2014

VIA EDGAR

Amy Miller

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”)

File No. 811-05028

Dear Ms. Miller:

In a prior telephone conversation with me, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Amendment No. 329 (“Amendment 329”) to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on July 29, 2013. Amendment 329 was the annual update to the Offering Memorandums and Offering Memorandum Supplements of the Registrant’s Private Account Portfolio Series. A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as set forth in Amendment 329.

Offering Memorandum

Comment 1: With respect to the International Portfolio, which has a wholly-owned Cayman subsidiary:

(i) confirm that the Subsidiary’s investment adviser complies with all requirements of Section 15 of the 1940 Act, the Portfolio and Subsidiary comply with Sections 8 and 18 of the 1940 Act on an aggregate basis, the Subsidiary complies with Section 17 of the 1940 Act and identify the Subsidiary’s custodian;

(ii) file the Subsidiary’s investment advisory contract with PIMCO as an exhibit to the Portfolio’s registration statement since the Staff believes this is a material contract;

US Austin Boston Charlotte Hartford Los Angeles New York Orange County Philadelphia Princeton San Francisco Silicon Valley

Washington DC EUROPE Brussels Dublin Frankfurt London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

Amy Miller August 8, 2014 Page 2

(iii) confirm whether the Portfolio has received a private letter ruling from the IRS that Subsidiary income is qualifying income, and if not, the basis for making this determination, such as an opinion of counsel;

(iv) disclose all of the Subsidiary’s principal investment strategies and principal risks to the extent they are principal investment strategies and principal risks of the Portfolio on an aggregate basis;

(v) confirm that the Subsidiary’s fees and expenses are disclosed in the Portfolio’s fee table;

(vi) confirm the Subsidiary, and its Board of Directors, have filed with the SEC a consent to service of process and examination of their books and records by the Staff;

(vii) confirm the Subsidiary’s Board of Directors will execute amendments to the Portfolio’s registration statement; and

(viii) confirm the financial statements of the Subsidiary are consolidated with those of the Portfolio.

Response: The Registrant’s responses, set forth below, are substantively similar to the responses provided to similar comments to the Registrant’s Post-Effective Amendments Nos. 250, 203, 200, 171, 133 and 126.1

[1]

See Letter from Adam T. Teufel to Amy Miller, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on PIMCO Funds Post-Effective Amendment No. 250, at comment 9 (October 28, 2013); Letter from Adam T. Teufel to Brion R. Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on PIMCO Funds Post-Effective Amendment No. 203, at comment 12 (August 2011); Letter from Adam T. Teufel to Brion R. Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on PIMCO Funds Post-Effective Amendment No. 200, at comment 13 (July 29, 2011); Letter from Adam T. Teufel to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Post-Effective Amendment No. 171, at comments 10-13 (May 11, 2010); Letter from Nauman S. Malik to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Post-Effective Amendment No. 133, at comment 14 (April 28, 2008); and Letter from Derek B. Newman to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Post-Effective Amendment No. 126, at comments 10-14 (July 26, 2007).

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Application of Sections 8, 15, 17 and 18 of the 1940 Act to the Subsidiary

In complying with its fundamental and non-fundamental investment restrictions, the Portfolio will typically aggregate its direct investments with its Subsidiary’s investments when testing for compliance with each investment restriction of the Portfolio. However, the Subsidiary will independently segregate liquid assets or enter into offsetting positions with respect to transactions that may give rise to leveraging risk to the same extent the Portfolio segregates assets for, or offsets, similar transactions the Portfolio engages in directly. In addition, the Subsidiary has adopted many of the same fundamental and non-fundamental investment restrictions as the Portfolio, the same practices with regard to pricing and valuation that apply to the Portfolio applies to the Subsidiary, and the consolidated financial statements of the Portfolio and Subsidiary are audited by the Portfolio’s independent registered public accounting firm. Additionally, the Portfolio and Subsidiary utilize the same custodian, State Street Bank & Trust Company. Notwithstanding the foregoing, we note that the Subsidiary is not a registered investment company under the 1940 Act, and therefore the Subsidiary is not required to comply with the requirements of the 1940 Act applicable to registered investment companies. However, the Registrant is acutely aware of the requirements of Section 48(a) of the 1940 Act, which prohibits the Portfolio from doing indirectly “through or by means of any other person” (i.e., its Subsidiary) what it is prohibited from doing directly. As such, the Subsidiary will not engage in any activity prohibited by the 1940 Act that would cause the Portfolio to violate Section 48(a).2

File the Subsidiary’s investment advisory contract with PIMCO as an exhibit to the Portfolio’s registration statement

The Registrant respectfully notes that Form N-1A, Item 28(d), which relates to the filing of investment advisory contracts as exhibits to a registration statement, requires the filing of investment advisory contracts relating to the management of a Portfolio’s assets, not a Subsidiary’s assets. Furthermore, the Registrant does not believe the Subsidiary’s investment advisory contract, nor any other Subsidiary-level service provider contract, falls within the meaning of “Other Material Contracts” set forth in Form N-1A, Item 28(h), particularly in light of the fact that no fees are paid to PIMCO under the Subsidiary’s investment advisory contract. Accordingly, the Registrant has not included the Subsidiary’s investment advisory contract as an exhibit to the Registrant’s registration statement.

[2]

For example, if the Portfolio were to cause its Subsidiary to engage in investment activities prohibited by the Portfolio’s fundamental investment restrictions without first obtaining shareholder approval, the Portfolio would be in violation of Sections 8 and 13, by virtue of the application of Section 48(a).

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Absent a Private Letter Ruling, provide the basis for determining that Subsidiary income is qualifying income

The PIMCO CommodityRealReturn® Strategy Fund obtained a private letter ruling in which the IRS specifically concluded that income earned from the ownership of its subsidiary constitutes qualifying income to the fund for purposes of the 90% income test under Section 851(b)(2) of the Internal Revenue Code of 1986, as amended. Based on the reasoning in the private letter ruling, the Portfolio also seeks to gain exposure to the commodity markets through investments in its Subsidiary, as disclosed in various sections of the Offering Memorandum and Offering Memorandum Supplement.

Disclose the Subsidiary’s principal investment strategies and risks to the extent they are principal investment strategies and principal risks of the Portfolio on an aggregate basis

To the extent any principal investment strategies and principal risks of the Subsidiary are deemed principal investment strategies and principal risks of the Portfolio on an aggregate basis, such principal investment strategies and principal risks are disclosed as such in the Portfolio’s prospectus.

Confirm the Subsidiary’s fees and expenses are disclosed in the Portfolio’s fee table

Because the Portfolio’s shares are not registered under the Securities Act of 1933, the Portfolio is not required to include a fee table in response to Item 3 of Form N-1A. See General Instruction B(2)(b). Furthermore, the Subsidiary incurs no fees and expenses as PIMCO provides investment advisory and administrative services to the Subsidiary at no charge.

Confirm the Subsidiary, and its Board of Directors, has filed with the SEC a consent to service of process and also consents to the examination of its books and records by the Staff

The Subsidiary has filed with the SEC a consent to service of process and examination of its books and records.3 Among other representations, the consent states “[t]he [Subsidiary] undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, all books and records with respect to the [Subsidiary].”

[3]

The Subsidiary submits to jurisdiction in the United States by virtue of having filed an exhibit to the Registrant’s registration statement substantively similar to Form F-X under the Securities Act that designates the Registrant its agent in the United States to accept service of process in any suit, action, or proceeding before the Commission or an appropriate court. We note that by means of a no-action letter, an offshore fund proposed to use this method to submit to jurisdiction. See Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004).

Amy Miller August 8, 2014 Page 5

Whether the Subsidiary’s Board of Directors will execute amendments to the Portfolio’s registration statement

The Subsidiary is not required to execute the Registrant’s post effective amendments. The Subsidiary is not offering any securities in the United States, nor is the Subsidiary a co-issuer of the Portfolio’s securities.

The Subsidiary is organized primarily for the purpose of providing the Portfolio a non-exclusive means by which the Portfolio may advance its investment objective by obtaining tax-efficient exposure to Japanese government bonds, finance bills and treasury bills in a manner consistent with Japanese law and regulations.

Section 7(d) of the 1940 Act prohibits an investment company that is not organized or otherwise created under United States law from utilizing any means or instrumentality of interstate commerce, directly or indirectly, to offer for sale, sell or deliver after sale, in connection with a public offering, any security of which it is the issuer. The Staff has issued a number of letters granting no-action relief where U.S. registered funds sought to set up offshore subsidiaries to permit them to invest in foreign markets and/or obtain favorable tax treatment (the “Conduit Letters”).4 In each of the Conduit Letters, the subsidiaries were established in order to facilitate the fund’s investment program, and not for the purpose of creating a foreign investment vehicle to be marketed to U.S. investors. The funds were the sole beneficial owners of the offshore subsidiaries, and the funds and their managers controlled all of the subsidiaries’ investment activities. Accordingly, the concerns of Section 7(d) were not implicated. The Registrant is relying on the Conduit Letters in support of its view that the Subsidiary is not offering its securities in the United States in violation of Section 7(d).5

[4]

See South Asia Portfolio, SEC-No-Action Letter (March 12, 1997); Templeton Vietnam Opportunities Fund, Inc., SEC No-Action Letter (September 10, 1996); The Spain Fund, Inc., SEC No-Action Letter (Nov. 27, 1987); The Thai Fund, Inc., SEC No-Action Letter (Oct. 29, 1987); The Scandinavia Fund, Inc., SEC No-Action Letter (Oct. 24, 1986).

[5]

We believe the present situation presents less concern than situations where the Staff previously granted no-action relief because of the limited amount of the Portfolio’s assets to be invested in its Subsidiary. For instance, the Portfolio will invest a limited amount of its assets in its Subsidiary and is limited by the Internal Revenue Code diversification requirements applicable to registered investment companies (limiting a fund’s investment in its subsidiary to 25% of total assets at quarter-end). Similarly, the present situation raises less concern than in the context of hub and spoke structures (where 100% of the parent feeder fund’s assets are invested in an offshore master fund) in which the Staff has also provided no-action relief under Section 7(d). See Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No-Action Letter (July 10, 2006).

Amy Miller August 8, 2014 Page 6

Registrant also believes that the Subsidiary is not a co-issuer of the Portfolio’s securities and is therefore not required to sign the Portfolio’s post-effective amendments. Registrant is aware that with respect to funds of funds relying on Section 12(d)(1)(E) of the 1940 Act (so-called “master-feeder” or “hub and spoke” funds) the Staff requires the acquired fund to sign the registration statement of the acquiring fund. The Staff takes this position based upon its view that the acquiring fund is a co-issuer of the acquired fund’s securities under Rule 140 under the Securities Act.

Rule 140 provides in relevant part that “[a] person, the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities…is to be regarded as engaged in the distribution of the securities of such issuer within the meaning of Section 2(11) of the [Securities Act]” (emphasis supplied). Under Rule 140, the entity for whose benefit the other entity sells its stock is also deemed a “co-issuer” for purposes of Rule 140. In a typical master-feeder structure, the Staff has viewed the feeder fund as a “co-issuer” of the master fund’s shares under Rule 140 and has required that the master fund sign the feeder fund’s registration statement.6

The Subsidiary’s structure is decidedly different from the traditional master-feeder structure in that the Portfolio’s investment in its Subsidiary is a limited part of the Portfolio’s overall investment strategy. The “chief part” of the Portfolio’s business is not the purchase of the securities of its Subsidiary and the sale of its own securities. Rather, the Portfolio’s assets are

The Portfolio’s investment in its Subsidiary will not result in any potential abuses that Section 7(d) was designed to address. The purpose of the present structure is merely to better achieve the Portfolio’s investment objective in light of applicable Japanese law and regulations. In addition, the concerns underlying Section 7(d) may be addressed through enforcement of the 1940 Act against the Portfolio, which is registered under the 1940 Act and subject to Section 48(a) thereunder.

[6]

See Letter from Richard Breeden to the Hon. John Dingell (April 15, 1992) (outlining the regulation of master-feeder arrangements under the 1940 Act and including a report of the Division of Investment Management, “Committee on Energy and Commerce U.S. House of Representatives, Hub and Spoke Funds: A Report Prepared by the Division of Investment Management”). See also Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No-Action Letter (July 10, 2006).

Amy Miller August 8, 2014 Page 7

typically invested outside the Subsidiary. As noted above, only a limited portion of the Portfolio’s assets will be invested in its Subsidiary. Registrant maintains that in order to be “the chief part” of one’s business, it must be the predominant activity of the Portfolio.7 In contrast, in the master-feeder structure, a feeder fund’s sole activity is to purchase the investment securities of the master, and in turn issue its own shares. Based on this distinction, the Registrant does not believe that the Subsidiary can be deemed a “co-issuer” under Rule 140 and, thus, is not required to sign the registration statement. Should the Portfolio’s investment in its Subsidiary ever become the chief part of its business, the Subsidiary will undertake to sign the Portfolio’s registration statement as requested.

Although the Subsidiary is not required to sign the registration statement, Registrant believes that the SEC and Staff will be able to adequately supervise and assert jurisdiction over the activities of the Subsidiary if necessary for the protection of Portfolio investors. First, as noted above, the Subsidiary will not be able to engage in any activity that would cause the Portfolio to violate the 1940 Act pursuant to Section 48(a). Second, although the Subsidiary is organized in the Cayman Islands, all of its activities, including investment management, will take place in the United States. The Subsidiary’s books and records will be maintained in the United States, together with the Portfolio’s books and records, in accordance with Section 31 of the 1940 Act and the rules thereunder. Custody of the Subsidiary’s assets will be maintained in the United States with the Portfolio’s custodian in accordance with Section 17(f) and the rules thereunder. As noted above, the Subsidiary has filed a consent to service of process and examination of its books and records.

Confirm the financial statements of the Subsidiary are consolidated with those of the Portfolio

The Registrant confirms that the financial statements of the Subsidiary are consolidated with those of the Portfolio.

Comment 2: The Long Duration Corporate Bond Portfolio has an 80% test relating to “corporate Fixed Income Instruments.” Consistent with the use of “Bond” in the name of the Portfolio, revise the 80% test to apply to “corporate bonds” instead of “corporate Fixed Income Instruments.”

[7]

See e.g., FBC Conduit Trust I, SEC No-Action Letter (October 6, 1987) (Staff interpreted the phrase “chief part” in Rule 140 in the context of a proposed offering of collateralized mortgage obligation bonds or certificates backed by private label mortgage pass-through certificates (“PCM”). The Staff determined that Rule 140 “would not be applicable if the collateral securing any series of bonds or certificates consists of 45% or less of a particular issuer’s PCM’s”). See also Merriam Webster Dictionary, defining “chief” as “of greatest importance or influence.”

Amy Miller August 8, 2014 Page 8

Response: The Registrant does not believe that its use of the term “Fixed Income Instruments” rather than “bonds” in describing the Portfolio’s investments raises any issue under Rule 35d-1. The Staff has stated that for the purposes of Section 35(d), investing in “debt instruments” is sufficient for funds with “bond” in their names. Specifically, the Staff’s generic comment letter of February 25, 1994 states that “…a fund using the term ‘bond’ in its name satisfies the requirements of Section 35(d) of the 1940 Act and Guide 1 to Form N-1A if it invests at least 65 percent [now 80 percent] of its total assets in debt instruments.” The capitalized term “Fixed Income Instruments” is defined prominently at the beginning of the Characteristics and Risks of Securities and Investment Techniques section of the Offering Memorandum to include a variety of debt instruments. The Registrant believes that this disclosure adequately describes what the Portfolio considers to be a “bond” for purposes of its investment policies, and is consistent with Section 35(d) and Rule 35d-1 thereunder.

Comment 3: The Long Duration Corporate Bond Portfolio, unlike the Low Duration Portfolio or Moderate Duration Portfolio, does not disclose a specific target for average portfolio duration. Disclose a specific average portfolio duration consistent with the use of “Long Duration” in the Portfolio’s name.

Response: We respectfully note that Form N-1A does not require the Portfolio to disclose a specific target for average portfolio duration. Since we believe the current disclosure is consistent with the requirements of Item 9 of Form N-1A, we believe the current disclosure is sufficient as is, particularly in light of the sophisticated nature of the Portfolio’s eligible investors (i.e., PIMCO-advised separately managed accounts and funds that are “accredited investors” within the meaning of Regulation D under the Securities Act of 1933 and either “qualified purchasers” within the meaning of Section 3(c)(7) of the 1940 Act or “qualified institutional buyers” within the meaning of Rule 144A(a)(1) under the Securities Act of 1933).

Comment 4: The narrative following the enumerated list of Fundamental Investment Restrictions states, “municipal bonds issued by states, municipalities and other political subdivisions, agencies, authorities and instrumentalities of states and multi-state agencies and authorities are not subject to the Portfolios’ industry concentration restrictions.” Consider revising this sentence to more clearly indicate that this exclusion only applies to tax-exempt municipal bonds. See Investment Company Act Rel. No. 9785.

Response: The Offering Memorandum Supplements define “Municipal Bonds” as “securities issued by states, territories, possessions, municipalities and other political subdivisions, agencies, authorities and instrumentalities of states, territories, possessions and multi-state agencies or authorities.” The Commission and the Staff have previously advised that governments and their

Amy Miller August 8, 2014 Page 9

political subdivisions are not members of any industry.8 Accordingly, the Registrant treats all Municipal Bonds, both tax-exempt and taxable Municipal Bonds, as not subject to the Portfolios’ concentration policy because Municipal Bonds are issued by issuers not part of any industry. As the Registrant’s position is consistent with Commission and Staff guidance on this issue, the Registrant has retained the disclosure as is.

Comment 5: The narrative following the enumerated list of Fundamental Investment Restrictions states, “[i]n the case of privately issued mortgage-related securities, or any asset-backed securities, the Trust takes the position that such securities do not represent interests in any particular ‘industry’ or group of industries.” Revise this sentence to reflect the Staff’s view that privately issued mortgage-related securities do represent interests in an industry or group of related industries.

Response: The Registrant notes that the Staff has previously given this comment to the Registrant’s Post-Effective Amendment Nos. 308 and 174, as filed on July 30, 2012, and May 27, 2010, respectively. The Staff has also given this comment to several other post-effective amendments filed by the Registrant and other PIMCO-advised registrants. The Registrant’s response is substantively similar to the response provided to the comments on Post-Effective Amendment Nos. 308 and 174,9 as supplemented by subsequent letters from PIMCO to the Staff.

With respect to privately issued mortgage-related securities (“Private MBS”), the Registrant takes the position that such securities do not represent interests in any particular “industry” or group of industries. Accordingly, the Registrant takes the position that the Portfolios may invest more or less than 25% of a Portfolio’s assets in Private MBS from time to time without violating the Portfolios’ fundamental investment restriction not to concentrate in any industry. Unlike other series of the Registrant (i.e., those registered under the Securities Act of 1933) and other PIMCO-advised open-end registered investment companies, the Portfolios have not adopted an internal operating policy limiting the Portfolios’ investments in residential Private MBS to a maximum 25% of each Portfolio’s assets.

[8]

See Morgan Stanley Mortgage Securities Trust, SEC No-Action Letter (pub. avail. Jul. 8, 2013) (the Staff “recognize that some funds disclose that their concentration policies exclude securities issued by governments or political subdivisions of governments, as the Division has stated that these issuers are not members of any industry.”) (emphasis added). See also Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities, Investment Company Act Rel. No. 9785 (May 31, 1977) (governments or political subdivisions of governments are not members of any industry).

[9]

See Letter from Adam T. Teufel to Brion R. Thompson, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 308 (Dec. 4, 2012); Letter from Adam T. Teufel to Brion R. Thompson, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 174 (July 26, 2010).

Amy Miller August 8, 2014 Page 10

Offering Memorandum for Short-Term Floating NAV Portfolio and Short-Term Floating NAV Portfolio III

Comment 6: The Management of the Portfolios section states “[b]y investing in a Portfolio, each Investing Fund agrees that 0.005% of the fee that each Investing Fund is currently obligated to pay PIMCO under its investment advisory contract will be designated as compensation for the investment advisory services PIMCO provides to the Portfolio.” Confirm that this arrangement is reflected in the investment advisory contracts between PIMCO and the Short-Term Floating NAV Portfolio and the Short-Term Floating NAV Portfolio III, respectively.

Response: Registrant confirms that this arrangement is reflected in the investment advisory contracts between PIMCO and the Short-Term Floating NAV Portfolio and the Short-Term Floating NAV Portfolio III, respectively.

*                    *                     *

In addition to these comments, you requested that the Registrant make certain representations concerning Amendment 329 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Joshua D. Ratner, Pacific Investment Management Company LLC

Ryan Leshaw, Pacific Investment Management Company LLC

Brendan C. Fox, Dechert LLP

EXHIBIT

PIMCO Funds

650 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

August 8, 2014

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”) (File No. 811-05028)

In connection with a response being made on behalf of the Registrant to the comments provided with respect to Amendment No. 329 to the Registrant’s registration statement under the Investment Company Act of 1940, as filed on July 29, 2013 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Brendan C. Fox at (202) 261-3381 or Adam T. Teufel at (202) 261-3464 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow

Peter G. Strelow
Senior Vice President

cc:	Brendan C. Fox

Adam T. Teufel

Joshua D. Ratner

Ryan Leshaw